UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

EV3 INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COV DELAWARE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A200

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

36 Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The following is a transcript of an investor conference call held by Covidien on June 1, 2010

FINAL TRANSCRIPT

Conference Call Transcript COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc. Event Date/Time: Jun 01, 2010 / 12:00PM GMT

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

CORPORATE PARTICIPANTS

Cole Lannum

Covidien Plc - VP, IR

Rich Meelia

Covidien Plc - Chairman, President and CEO

Chuck Dockendorff

Covidien Plc - CFO

Joe Almeida

Covidien Plc - President, Medical Devices

Joe Woody

Covidien Plc - President, Vascular Therapies

CONFERENCE CALL PARTICIPANTS

Matthew Dodds

Citigroup - Analyst

Adam Feinstein

Barclays Capital - Analyst

Bob Hopkins

Bank of America - Merrill Lynch - Analyst

David Lewis

Morgan Stanley - Analyst

David Roman

Goldman Sachs - Analyst

Michael Weinstein

JP Morgan - Analyst

Tao Levy

Deutsche Bank - Analyst

Rick Wise

Leerink Swann - Analyst

Joanne Wuensch

BMO - Analyst

Joshua Jennings

Jefferies & Co - Analyst

Michael Matson

Wells Fargo Securities - Analyst

Kristen Stewart

Credit Suisse - Analyst

Glenn Novarro

RBC Capital Markets - Analyst

Thomas Kouchoukos

Stifel Nicolaus - Analyst

Sachin Shah

Capstone Global Markets - Analyst

Charles Hath

Dotree & Co. - Analyst

PRESENTATION

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Operator

Good day, ladies and gentlemen, and welcome to the Covidien investor conference call. My name is Eric. I’ll be your audio coordinator for today. At this time all participants are in a listen-only mode and we’ll facilitate the question and answer session at the end of the presentation. (Operator Instructions). I would now like to turn the presentation over to Mr. Cole Lannum, Vice President of Investor Relations for Covidien. Please proceed.

Cole Lannum - Covidien Plc - VP, IR

Thanks, Eric, and good morning, everyone. And we really appreciate everyone joining us on such short notice. With me today I have Rich Meelia, Covidien’s Chairman, President and CEO, Chuck Dockendorff, our Chief Financial Officer, Joe Almeida, President of our Medical Devices business segment and Joe Woody, President of our Vascular Therapies business unit.

Some of you may not be as familiar with Joe Woody. I want to just give a brief background on him. Joe joined Covidien about a year ago. He was formerly the Global President of Advanced Wound Care at Smith & Nephew. He also was the General Manager in their Ortho business in the past. And he also has additional significant medical device experience in sales, operations and executive management at GE, Acuson, which is now part of Siemens, and Alliance Imaging. And Joe will be speaking in just a few minutes about the transaction we did today.

The press release announcing our tender offer for ev3 was issued earlier this morning and is available on our website and the newswires. While not the primary topic of this call, we also announced this morning the completion of the sale of our US Nuclear Pharmacies and a definitive agreement to sell our Sleep Therapy product line.

During today’s call we’ll make some forward-looking statements and it’s possible that actual results could differ materially from our current expectations. Please refer to the cautionary statements contained in our SEC filings for a more detailed explanation of the inherent limitations of such forward-looking statements. We’ll also discuss some non-GAAP financial measures with respect to our performance. A discussion of our non-GAAP measures can be found in the Investor Relations section of our website, covidien.com.

Now, before getting into today’s announcement, I want to make a brief comment on foreign exchange. I know a lot of you have been quite concerned about the impact of the recent strengthening of the dollar versus several major currencies, and I’d like to give you a brief update on where we stand.

Despite further appreciation against many currencies since our last update on April 21, we do not anticipate any significant change to earnings for the second half of the fiscal year from the move in currencies since that date. The combination of our hedging program, interaction among the numerous different currencies we operate in and profitability in various geographies will mitigate our total FX impact for total fiscal 2010, even at current exchange rates. Now currency will be more of a headwind for us in fiscal 2011, assuming rates remain unchanged, and we’ll quantify that more accurately in our September Investor Day when we initiate our fiscal 2011 guidance.

As for the specific impact of today’s announcements on our 2010 expectations, Chuck will go into a few more details in a few minutes. Following comments this morning from the management team we’ll open up the lines for Q&A. We will conclude this call promptly at nine o’clock a.m., so we’d appreciate it if you would keep your questions focused specifically on today’s announcement. We’ve prepared several slides around the ev3 business and the acquisition. These slides can be accessed at the Investor Relations section of our website, covidien.com, and we’ll be referring to them during our discussion.

Now I’ll turn it over to Rich Meelia. For those of you following along with the slides, if you’d please turn to slide six. Rich.

Rich Meelia - Covidien Plc - Chairman, President and CEO

Thanks, Cole. We are very excited about adding the ev3 business to Covidien. ev3 will accelerate our growth, improve our gross margins, deliver innovative new products and give us a major market opportunity in the Vascular space. ev3 will complement our earlier acquisitions of Vnus and Bacchus. ev3 significantly expands our presence in the $3b Peripheral Vascular market and gives us a strong entry point into the $1b Neurovascular market.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Entry into these two markets brings significant scale to our growing Vascular platform and meets our objective to enter the high-growth Neurovascular category. ev3 has a broad portfolio with more than 100 products, a robust pipeline of new offerings and the internal capabilities to continue to innovate and drive growth. ev3 has a world-class selling organization and is building a solid base of clinical evidence to support its franchises. ev3’s product line, combined with our existing Vascular presence, will make us a leader in the Vascular category.

We believe that Covidien is an excellent partner for ev3, as we can leverage our strong global footprint to accelerate ev3’s geographic expansion. In addition, our Physician Education and Training platform can be extended to ev3’s products to further expand market penetration. ev3 shares our commitment to innovation and is aligned with our strategic focus to develop innovative products that provide improved patient outcomes, supported by clinical evidence.

Some of you may be asking why now. As we’ve mentioned in the past, acquisitions are opportunistic. When a pure-play Endovascular asset like ev3 becomes available, a company that fits our growth profile and our strategy of Vascular expansion, we owe it to our shareholders to investigate the opportunity.

While Chuck will go into more detail in a few minutes, we believe that the premium and multiples are in line with previous high-quality Medical Device transactions. Following closing we will begin integration activities, but as there is virtually no product overlap we foresee a very straightforward integration plan. ev3 has a strong management team, which we hope to retain, and a dedicated selling organization with broad product knowledge.

There will be some synergies to be achieved, but they are not the reason for the deal. This is a unique opportunity to acquire a leader in the Endovascular market who will immediately expand our product offerings in the Peripheral Vascular and Neurovascular categories and will be accretive to our sales and earnings growth rates. All in all, we are very optimistic about the future prospects for ev3 and Covidien. We expect it will accelerate our growth, improve our margins and deliver increased shareholder value.

In closing, ev3 is another example of our commitment to manage our portfolio for long-term shareholder value. Whether it be divesting a non-strategic asset like Specialty Chemicals or a low-profit tangential business like our radio pharmacies, or even a small presence in a good market but difficult to compete in, like sleep, we will not be distracted by other things that do not add value. We will shed those kinds of businesses and continue to work for value-adding investments, whether it be in R&D or external M&A.

I will now pass the call over to Chuck Dockendorff who will discuss the financial aspects of the transaction.

Chuck Dockendorff - Covidien Plc - CFO

Thanks, Rich. If you turn to slide seven, I’ll briefly discuss the key deal terms.

As noted in the release, the tender is an all-cash offer for $22.50 per ev3 share for a total value of $2.6b, net of cash acquired. The transaction will initially be financed with available cash on hand, commercial paper and a $1.25b fully committed bridge facility. We expect that permanent financing will include bonds and commercial paper. The tender offer is expected to launch in the next 10 days or so and we are currently planning to close the transaction by the end of July.

Turning to slide eight, we expect that the addition of ev3 will accelerate our revenue growth, increase our gross margins and deliver improved shareholder value over the long term. ev3 has a robust and attractive pipeline, combined with strong research and development and clinical capabilities, to enhance our growth rate. It shares our commitment to innovation and launching new products and improved outcome for patients. Looking at the expected financial impact, the deal is accretive on a cash basis in the first full year after the close, excluding one-time costs and deal-related amortization.

As we noted in the release, on a non-GAAP basis, excluding transaction restructuring and other costs, we currently estimate that the acquisition will dilute 2010 earnings per share by $0.05 to $0.08. We expect, however, that a portion of this dilution will be offset by the underlying strength of our existing business. Looking to 2011, we anticipate that the transaction will dilute our earnings by $0.10 to $0.15 per share, primarily due to higher depreciation, amortization, interest and income tax expenses. We expect the transaction will be accretive to EPS during fiscal 2012.

As I noted earlier, we remain committed to maintaining our strong investment grade ratings, and our strong balance sheet and cash flow give us the flexibility to make additional investments if the right opportunity arises. We do not see that this deal in any way restricts our future

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

investment plans. Our goal remains to manage our cash balance in the $1b to $2b range, and we continue to target to returning 25% to 40% of free cash flow to shareholders through dividends and share repurchases.

Now I’ll pass the call to Joe Almeida who will discuss the impact of the acquisition on the Medical Devices segment.

Joe Almeida - Covidien Plc - President, Medical Devices

Thanks, Chuck. If you would turn to slide nine, please. About a year ago we reorganized the Medical Devices segment, creating the Vascular [Therapies] business unit. This reorganization coincided with our acquisition of Vnus Medical Technologies, a developer of Medical Devices for minimally invasive treatment of venous reflux disease. At the time we noted that we were committed to further enhancing our presence in the Vascular market and that expansion would likely be through acquisition.

We are extremely pleased to add ev3 to our Vascular portfolio. The company has a strong position in the Peripheral Vascular market with a market-leading position in atherectomy. ev3 also has a strong and growing presence in the Neurovascular category. The acquisition establishes a leadership position for us, delivering scale and scope, as well as product leadership in several percutaneous interventional applications. ev3 is an excellent fit for Covidien. The company shares our product leadership and innovation strategies, has a burgeoning global infrastructure and will benefit from a number of our capabilities.

From a portfolio standpoint, ev3 has more than 100 products across its business. 15 of these products have been launched in the last 12 months as a result of the company’s strong commitment to R&D. In addition, there are currently eight clinical trials in process which could lead to additional innovative product offerings in the future. ev3 has over 200 sales representatives and its products are currently available in over 65 countries.

As you know, Covidien has a direct sales force of more than 4,000 in over 60 countries, and our products are available in more than 140 countries worldwide. This product global footprint will be a significant benefit to accelerating geographic expansion for ev3’s outstanding product portfolio. Both companies share a robust emerging market presence, a significant growth opportunity in key area of focus for us over the next few years. We’ll look to accelerate ev3’s fast-growing business outside the US as we expand geographically and benefit from Covidien’s global footprint.

In addition, we expect to leverage our key Physician Training and Education expertise as we deliver innovative products to market and provide vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists with a broad portfolio of products to improve patient outcomes. As Rich noted, we are extremely excited to announce this acquisition today and believe it will be a key driver of our future growth and innovation.

Next, Joe Woody, President of our Vascular Therapies business will discuss some more specifics on the market opportunity, product platform and critical success factors.

Joe Woody - Covidien Plc - President, Vascular Therapies

Thanks, Joe. I’m going to overview the market, the platform and the success factors, so, turning to slide 10. The combination of the Peripheral Vascular and Neurovascular markets represents nearly $4.5b in global sales. While not shown in this chart, the business is geographically balanced with about 40% of sales outside the United States on a combined basis. The Neurovascular portion of the business is nearly two-thirds outside the US.

Turning to the ev3 portfolio, we gain broad offerings in all key segments of the market. In the Neurovascular space, as noted earlier, ev3 continues to innovate, launching new products at a rapid pace in emerging areas such as flow diversion and ischemic stroke. The portfolio breadth is a competitive advantage as most direct competitors in Neurovascular have portfolio gaps compared with ev3.

Looking at the $3.1b Peripheral Vascular market, we estimate that this market will grow 6% to 8% over the next five years. Growth will be paced by imaging enhancements and favorable demographic trends as the aging population will expand potential patient groups. Patient education will also play a role as the treatment rate is still very low, at 25% or so in the US. We also believe that ev3’s current and future product offerings will enhance awareness and that clinical evidence will provide additional growth opportunities for us in this business.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

In the $1.3b Neurovascular market, shown at the bottom of the chart, you’ll note a much stronger 10% to 12% expected growth rate. ev3 is gaining share in this category by launching innovative new products combined with channel execution. The flow diversion and ischemic stroke treatment areas should be the fastest growing portions of this market and ev3 is well positioned to benefit from this growth.

In both markets we believe ev3 brings sustainable long-term opportunities in developed regions as well as advanced treatment opportunities in emerging markets such as Brazil, Russia, India and China. As Joe noted earlier, the ev3 product line will benefit significantly from Covidien’s global footprint and emerging market focus in the next few years.

Turning now to slide 12, ev3 has the broadest clinical portfolio in the industry and represents a unique advantage for customers with a strong evidence program. The opportunity to acquire the strong Endovascular line-up is — in one step was a key reason why we believe ev3 is such a unique opportunity for us and why we are so optimistic about its prospects.

Upcoming launches in the PV market include plaque excision below the knee and a new version of the EverFlex stent. In the Neurovascular market we expect the US launch of the pipeline flow diverter, an embolization device to treat large/giant complex aneurysms in 2011.

As noted on the chart, about 40% of ev3’s business is currently outside the US. As with the Covidien base business, we expect that the ‘outside the US portion’ will grow faster than the US business as we expand geographically and take advantage of strong growth in emerging markets. Further, ev3 now invests about half of its R&D dollars in clinical studies to drive existing business and deliver emerging market opportunities. Key areas of investment include carotid stenting, ischemic stroke and flow diversion.

Now turning to slide 12, we see an excellent opportunity to combine ev3’s strengths with Covidien’s. In particular ev3 demonstrated expertise in the Endovascular market, a broad portfolio, an experienced sales force as key drivers for our Vascular growth strategy. We look forward to leveraging R&D through incremental investments in large, fast-growing market segments to continue to deliver a steady stream of innovative new products.

Innovation is a growth component for both companies and our combined organizations should accelerate product launches and improve speed to market. For Covidien our world-class PACE program, or Professional Affairs and Clinical Education, has been a very successful training tool in our Surgical business for more than 40 years.

We’ve trained about 275,000 surgeons and spent tens of thousands of hours annually training healthcare professionals on our new product offerings, new treatments and accelerating new clinical protocols. Training includes hands-on opportunities with our products, seminars at key trade shows, conventions and professional societies, as well as fellowship programs and postgraduate courses.

We look to quickly bring the ev3 business into this training regimen as we believe it will be an effective tool in the interventional spaces in Peripheral Vascular and Neurovascular. While specific training modules are still to be developed, we expect that focus areas will include ischemic stroke and flow diversion.

Coupling ev3’s broad portfolio with our current product line-up and PACE capabilities will differentiate us and be a unique competitive advantage we can offer to customers. The ev3 product line will also benefit from Covidien’s broad global reach and direct presence. We look to leverage our sales force and its strong relationships with hospitals and other healthcare providers.

As you heard this morning, this acquisition creates many exciting opportunities for Covidien. It’s on strategy, it’s significantly broadens our Vascular portfolio and it creates channel opportunities that deliver scale and scope, giving us a product leadership position in percutaneous intervention applications. Once the acquisition closes I’m looking forward to working closely with the ev3 team to expand its leading Endovascular platform, deliver innovative new products to the marketplace and increase shareholder value for Covidien.

Now I’ll turn the call over to Cole for Q&A.

QUESTION AND ANSWER

Cole Lannum - Covidien Plc - VP, IR

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Great, thanks, Joe. For Q&A we’re going to limit you, please, to one question and a follow up as needed so we can give everyone a chance to get their questions in. If you have any additional questions we’d appreciate it if you put yourself back in the queue or contact us after the call. Again, we’d ask you please confine your questions to those related to the transactions we announced today. Eric, can you please review once again the process for signaling a question?

Operator

Thank you. (Operator Instructions). Your first question comes from the line of Matthew Dodds with Citigroup. Please proceed.

Matthew Dodds - Citigroup - Analyst

Morning.

Cole Lannum - Covidien Plc - VP, IR

Morning, Matt.

Matthew Dodds - Citigroup - Analyst

When you look at the call points, Rich, you’ve got for this business interventional radiology, interventional cardiology, vascular surgeons. For your Vascular business today, because it is bigger than ev3, what is the primary call point today for that business? And how long do you expect to keep these businesses separate at a minimum?

Rich Meelia - Covidien Plc - Chairman, President and CEO

I’m going to let Joe Woody take that, Matt.

Joe Woody - Covidien Plc - President, Vascular Therapies

Thanks, Matthew, this is Joe Woody. We’ll certainly call on those customers, but in the venous segment, where ev3 is focused on peripheral arterial diseases and neurovascular. And in the near term we’re going to keep our sales organizations focused on what they’re doing best. And later on, three to five years out, we’ll look at opportunities where there could be cross-selling.

Matthew Dodds - Citigroup - Analyst

Okay. And then just one quick one. Is there a break-up fee? You can disclose that?

Cole Lannum - Covidien Plc - VP, IR

That information will come out whenever we file the tender offer, Matt. I think you can assume appropriately the kind of deal that’s typically done on these kinds of transactions.

Matthew Dodds - Citigroup - Analyst

Thanks, Cole. Thanks, Joe.

Operator

Your next question comes from the line of Adam Feinstein with Barclays Capital. Please proceed.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Adam Feinstein - Barclays Capital - Analyst

Yes, thank you. Good morning, everyone. Maybe if you could just walk us through a bridge, if you will. You’re saying $0.05 to $0.08, but it’s only a two month impact, but $0.10 to $0.11 on a fully annualized basis in the next fiscal year, so just trying to understand the synergies and such. So maybe if you could just help us bridge the numbers?

Chuck Dockendorff - Covidien Plc - CFO

Yes, the $0.05 to $0.08 for this year, we will own it for only two months, so the biggest — and next year we mentioned $0.10 to $0.15 of dilution for this deal. So a lot of that dilution is coming from — as you know, a big piece of the purchase price will be allocated to intangibles so the amortization on the transaction increases significantly. And that’s probably the bigger driver of the dilution within the first year. And, as we’ve mentioned, it will be cash accretive in that first full year of ownership so that’s an important concept to remember in that piece of it.

The other piece is we will be executing upon some of the synergies, although these are not the big value drivers within the deal, as Rich has mentioned. In addition, it will take us some time to get some of the tax synergies related to the business and we’ll be working on that through to 2011. And that’s where it turns into accretive in 2012, as we realize some of that, along with the growth of the products we expect within the marketplace.

Adam Feinstein - Barclays Capital - Analyst

Okay, thank you very much. I’ll get back in the queue.

Cole Lannum - Covidien Plc - VP, IR

Next question, please.

Operator

Your next question comes from the line of Bob Hopkins with Bank of America. Please proceed.

Bob Hopkins - Bank of America - Merrill Lynch - Analyst

Sure, thank you. Can you hear me okay?

Cole Lannum - Covidien Plc - VP, IR

Absolutely, Bob, good morning.

Bob Hopkins - Bank of America - Merrill Lynch - Analyst

Good morning. So two questions. First, Chuck, could you — you gave a little guidance in terms of accretion dilution out through 2012. Can you just give us a rough sense as to what you think the operating margin could be for this organization as it’s integrated into Covidien as you look out a couple of years? What do you think is possible from what you see right now?

Chuck Dockendorff - Covidien Plc - CFO

As far as operating margin within the deal, I think it will be clearly up in line with the Medical Device and what we have out there in that business and for Covidien overall. The only thing on this, Bob, is it will take a longer term than we have had in our past deals because of this

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

amortization that [will] be hitting off in the beginning year. So as that becomes a smaller piece of the overall business the profitability and the operating margins will improve.

Bob Hopkins - Bank of America - Merrill Lynch - Analyst

Okay. So you’re comfortable it can be in the high 20s to 30% operating margin over time?

Chuck Dockendorff - Covidien Plc - CFO

Yes, that would be reasonable over the longer term.

Bob Hopkins - Bank of America - Merrill Lynch - Analyst

Okay. And then the second question from me is, Chuck, just can you give me a sense in terms of how comfortable you are in closing this deal on time and at the price that you cited today? And the reason I ask is that these are obviously attractive markets. And so I was wondering if you could just give us a little sense as to was this an auction process, how long have you guys been talking. Just to give us a little bit of the background of the deal would be helpful.

Chuck Dockendorff - Covidien Plc - CFO

Yes, we’ve been working on this for a couple of months and we’ve been watching ev3 for really the past year and a half, two years. It’s an area we’ve always been interested in and have had some discussions with management along that way. It was a competitive process and we bid on this company. The prospects for closing the transaction I would say are very good. We don’t have a lot of overlapping products and we do have to file for regulatory approval, both in the US and in Europe, but we expect that to go relatively smoothly.

Bob Hopkins - Bank of America - Merrill Lynch - Analyst

So it was a competitive process, you said?

Chuck Dockendorff - Covidien Plc - CFO

Yes.

Bob Hopkins - Bank of America - Merrill Lynch - Analyst

Okay, thanks.

Rich Meelia - Covidien Plc - Chairman, President and CEO

Like Chuck said, Bob, we’re very confident that this will close according to our schedule.

Bob Hopkins - Bank of America - Merrill Lynch - Analyst

Great, thank you very much.

Operator

Your next question comes from the line of David Lewis with Morgan Stanley. Please proceed.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

David Lewis - Morgan Stanley - Analyst

Good morning, can you hear me?

Cole Lannum - Covidien Plc - VP, IR

Yes, David. You might want to speak up just a little bit, but go right ahead.

David Lewis - Morgan Stanley - Analyst

Okay, I’ll try. So a couple of questions here. Chuck, just thinking about the expectations for fiscal ’11, I’m struck by the fact that we see $0.10 to $0.15 dilution in ’11, but then accretive in ’12. Maybe you can help us understand that. Is that maybe significant expectations for future pipeline products for ev3, specifically carotid or pipeline?

Chuck Dockendorff - Covidien Plc - CFO

It does have sales growth in there that will help that going forward. I think if you look at the consensus of ev3 they’re up in the double-digit growth expectations for the next couple of years. So there is some sales growth at relatively higher margins that is contributing to that accretion going forward. As I mentioned before, there’s also some tax synergies that we think that we’ll be able to layer in that will take time over 2011, as well as some of the synergies that we will incorporate into the model or into the business that will also be processed during 2011.

So all of those things are contributing towards bringing it to positive accretion within 2012, our fiscal 2012, which is really the first year — full year we’ve owned it after having it for a full year. It will be basically 14 months if we close at the end of July.

Rich Meelia - Covidien Plc - Chairman, President and CEO

And we feel very comfortable with our internal projections, if you were to compare them to ev3 consensus projections. So we’re not asking for anything Herculean here.

David Lewis - Morgan Stanley - Analyst

Okay, very helpful. And one related question. If you think about next year’s number, street consensus expectations on the earnings line have significant deceleration from perhaps 18% to 20% growth, down to something like 10% to 11% growth. As you think about the $0.10 to $0.15 of dilution, is that an internal Covidien estimate, or should we be thinking about $0.10 to $0.15 versus consensus expectation? Thank you.

Cole Lannum - Covidien Plc - VP, IR

The way you should think about that number is the deal itself, for this acquisition on its own, will be dilutive by $0.10 to $0.15. That is not either an implicit or explicit commentary on where consensus may be. And, let me reiterate, we will not be giving any type of 2011 general commentary until our September Analysts’ Day.

David Lewis - Morgan Stanley - Analyst

Great, thank you very much.

Operator

Your next question comes from the line of David Roman with Goldman Sachs. Please proceed.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

David Roman - Goldman Sachs - Analyst

Good morning, everybody. Thanks for taking the questions. In the introductory comments, Rich, you mentioned a little bit about synergies, that that wasn’t a key driver of the transaction, and also in response to Matt’s question on sales synergies going out five years, that we wouldn’t see that until then. Can we maybe talk about top and bottom line synergies assumed in the transaction and how we should think about those from a modeling standpoint?

Rich Meelia - Covidien Plc - Chairman, President and CEO

Well, I think we’ll be sharing with you some specifics about anticipated synergies. I don’t believe that’s been disclosed at this point in time, but it’s not a large number, David.

This deal was done because, one, strategically we had identified Vascular as an attractive space where we saw good growth and an ability to effectively compete with the right asset as part of our portfolio, and that’s what drove this decision. And we’re just going into this from a sales standpoint with a conviction to focus on continued growth, as opposed to leveraging sales people. That can come as things progress. But at this point in time we see them — these businesses as both capable of delivering good solid growth, and that’s the way to drive long-term earnings, as opposed to try and take cost out of it.

David Roman - Goldman Sachs - Analyst

So is it safe to assume that implied in the $0.10 to $0.15 dilution in 2011 and the accretion in 2012 will be modest cost synergies, as well as a modest benefit to none to all from cross-selling opportunities?

Chuck Dockendorff - Covidien Plc - CFO

I would say that, as you move in, there are some synergies. And we haven’t quantified the amount, but primarily around the public company expenses that you would normally expect to be taken out of the company like that, as well some of the back-office systems. And that really is around the world that we can leverage some of those things and get savings there, as well as utilizing our tax structure and getting some synergies from that process. And that will all be incorporated through that year. So that’s a big piece of it. I think Joe Woody mentioned previously that the cross-selling probably is not a big component of that within the next year or two.

David Roman - Goldman Sachs - Analyst

Okay. And then, just to be clear, on the 2012 accretion you’re saying it’s accretive for the full year or it becomes accretive during 2012?

Chuck Dockendorff - Covidien Plc - CFO

Accretive for the full year.

David Roman - Goldman Sachs - Analyst

Okay, thank you.

Operator

Next question comes from the line of Michael Weinstein with JP Morgan. Please proceed.

Michael Weinstein - JP Morgan - Analyst

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Thank you. Congratulations this morning. Let me ask, part of the value creation story for ev3 is the company’s differentiated portfolio in Neurovascular. They are making a lot of progress in the area of flow direction. Can you talk about your visibility on the PUFS trial, I assume you have seen that data, and your confidence in the 2011 US approval?

Joe Woody - Covidien Plc - President, Vascular Therapies

This is Joe Woody. I’m probably the most closely related to that. I think I would just point you to Bob Palmisano’s comments about selling to the US in 2011 and they feel like they’re on track, but we’re not deeply engaged yet in their clinical studies.

Michael Weinstein - JP Morgan - Analyst

Okay. You have seen that data. I would assume that, right?

Joe Woody - Covidien Plc - President, Vascular Therapies

No.

Michael Weinstein - JP Morgan - Analyst

So you have not seen the PUFS trial data, okay. But your expectation is that the approval would be out? You would have the approval in the US in 2011?

Rich Meelia - Covidien Plc - Chairman, President and CEO

I’d refer to their statements about that, Mike.

Michael Weinstein - JP Morgan - Analyst

Okay, and then just last item. And it sounds like you may not have the visibility on this, but the COCOA trial, do you have any expectations for enrolment timing and when you might have that, what should be the label expansion ultimately for pipeline?

Joe Woody - Covidien Plc - President, Vascular Therapies

Again, we’ve not worked yet in the pre-closing stage with them on the depth of their trials.

Michael Weinstein - JP Morgan - Analyst

Okay, all right.

Cole Lannum - Covidien Plc - VP, IR

(Multiple speakers), Mike. At this point definitely you should refer back to their management and what they’ve said. We’re not going to comment until a later date as to our feelings on those.

Rich Meelia - Covidien Plc - Chairman, President and CEO

One thing I think you also — we need to remember it was a competitive process, so they were very careful about what kind of data was available in this process. And, actually, as we move closer to the closing of this deal we’ll learn obviously more about some of these things.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Michael Weinstein - JP Morgan - Analyst

Okay, I appreciate it. Thank you, guys.

Rich Meelia - Covidien Plc - Chairman, President and CEO

Okay, Mike.

Operator

Your next question comes from the line of Tao Levy with Deutsche Bank. Please proceed.

Tao Levy - Deutsche Bank - Analyst

Good morning, two quick questions. First, how much of the acquisition was driven by growth in ev3’s current products and what you see visibly on the market right now, versus what might be coming out in the pipeline? And how much of the pipeline needs to occur for you to get to your accretion in 2012?

Joe Woody - Covidien Plc - President, Vascular Therapies

Tao, this is Joe Woody. For us it’s a global platform, an opportunity to get a wide, broad portfolio in Neurovascular and Peripheral Vascular and, essentially, it maps with our stated strategy of product leadership and innovation. So it was more of a growth innovation perspective strategically at the GBU level. I’ll ask — Joe Almeida can maybe make a comment or two on that.

Joe Almeida - Covidien Plc - President, Medical Devices

Long since we’ve developed the strategy for Vascular we looked at all the potential products and channels, and this is just a normal evolution for us. We have created this opportunity through our very strong portfolio management process that we had internally at Covidien. So I would say that the pipeline that ev3 brings to Covidien is phenomenal and matches exactly to our strategic intent with the Vascular Therapy business. And within the GBU — I’m sorry, within the segment, the very strong innovation culture of ev3 will be well received at Covidien.

Rich Meelia - Covidien Plc - Chairman, President and CEO

I would just add one thing, Tao, that our internal models that drove our thinking has pipeline effect only in the first couple of years of the model. And then, as we move further out, it’s more market-based growth. So we don’t feel like we’re hanging out there depending upon high risk development projects coming through.

Tao Levy - Deutsche Bank - Analyst

Okay. And on the debt side, how much do you expect to bring on to the balance sheet at close in terms of new debt? Thanks.

Chuck Dockendorff - Covidien Plc - CFO

Well, we’re going to fund this with a portion of cash and, like we said, commercial paper and initially potentially a bridge, but we expect to term that out. We will be paying that down over the next year, a big piece of that, so, again, we’re not committing to any specific amount at this point. We’ll be in the capital markets this month and looking to term some of that prior to the close, in fact.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

So, again, we’re going to maintain that strong investment grade rating and we’ll be using some of our internal cash flow to pay down that debt over the next year. And I would mention that that also adds to some of the accretion into 2012 that we see, as well as those other synergies that I talked about.

Tao Levy - Deutsche Bank - Analyst

Okay, thanks.

Cole Lannum - Covidien Plc - VP, IR

Thanks, Tao. Next question, please.

Operator

Your next question comes from the line of Rick Wise with Leerink Swann. Please proceed.

Rick Wise - Leerink Swann - Analyst

Good morning, everybody. Maybe back to the big picture for a second, Rich. You mentioned the ‘why now’ and you tried to answer it, but maybe you could give us a little perspective. I know you were part of the team that tried to acquire [Bard] a decade ago. I’m wondering is this a strategic process that’s been on your mind and the direction you’ve been heading for a long time and, so, this is not just an opportunistic moment. And maybe, extending on that, where do we go from here? Do you need to build out on the Pharma side? Are there other key products? Just help us think through the future as well a little bit.

Rich Meelia - Covidien Plc - Chairman, President and CEO

Sure. When we decided to establish a Vascular GBU about — a little more than a year ago, it was absolutely designed to serve as a building block for doing additional deals. So we had the Compression and the Dialysis Catheter business and our plan was to move into areas that made sense where, one, there was good technology and, two, we could effectively compete. So Vnus and Bacchus followed shortly thereafter.

And we had always looked at Peripheral and Neurovascular businesses, but just the right timing was never there and, so, we were not going to try and force something, Rick. But the opportunity arose and we have since responded. So we feel [right now] we’ve established another platform here to which we can find additional bolt-ons like we’ve done in Surgery and Respiratory of late.

So we think it’s the same strategy going forward. We’ve preferred all the bolt-ons because they’re less risky, easier to manage, but when the right strategic larger deal comes along we’ve said all along we don’t preclude them; it’s just not what we prefer. Growth is growth and strategies need to be committed to, and this was a strategy we committed to.

We will continue to look at some of — deals in other areas that have the right kind of returns in order for us to add the value that we think we can add, through what we believe is a very buttoned down and very focused and very disciplined M&A process at Covidien. So it will continue be an opportunity. And Pharma is right up there with other opportunities, although historically with them it’s been primarily through a licensing approach as opposed to an all-out acquisition.

Rick Wise - Leerink Swann - Analyst

Okay. A quick follow up, if I could, separately, and maybe it’s for Chuck or Cole. Help us think through the commentary about the 2010 dilution for ev3, for the $0.05 to $0.08, a portion of that offset by the strong underlying business trends. Should we think about that commentary, that currency — how does currency fit into that commentary? Or is it saying that the offset is occurring despite whatever currency pressures are happening? Thank you.

Chuck Dockendorff - Covidien Plc - CFO

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Well, I think that Cole mentioned in the beginning of the call there’s some concerns out there, and it’s been written about the Company and the impact of FX on the results for this year. And we wanted to make sure that everybody understands, while, certainly, the FX has, as remarked upon, has deteriorated over time, because of the timing of it occurring in the year and the multitude of currencies in our hedging program it is not going to impact us that much for the balance of this year. And so, as such, and the other parts of the business are doing well, we think that we will have slight dilution from this deal but we’re not going to — we’ll be able to offset some of that with the other strengths of the business.

Part of that goes back, Rick, I think, when we changed our currency back in 2008 and we had a tremendous shift there, we had a pretty big impact on that. But here you’re sitting half way through the year. And we have hedges that go out through to next year and we’re realizing the benefit of those hedges in the current year as that currency changes, which is offsetting some of the partial-year impact on FX. So it has to do with the timing of when these things occurred, as well as they amount and what currencies around the world impacted.

Rick Wise - Leerink Swann - Analyst

Thank you so much.

Cole Lannum - Covidien Plc - VP, IR

Rick, can I just add just one other thing on there? Outside of currency we also want to send a clear message, and this is very consistent with what we said on April 21 on our second-quarter call. If we acknowledge and understand that in our second quarter we had revenue growth that was lower than expectations, I think unfortunately there continues to be a great deal of concern out there that we’re looking at the a second half of the year of continued very, very weak revenue growth.

As we noted on April 21, the guidance that we gave for the full business in revenues, as well as the guidance for the individual segments, was very consistent with a bounce back in the second half of the year, and yet there continues to be a lot of chatter and concern out there that the second quarter has begun some sort of new phase where we’re not growing any of our businesses any more.

So part of this is for us to just say to you we’re not going to go into any more detail on this, but we’re reiterating again what we said on April 21; we do not expect the kind of significant revenue weakness that we saw in the second quarter for the second half of the year. There were some pretty unique things going on there.

Rick Wise - Leerink Swann - Analyst

Thanks so much.

Operator

The next question comes from the line of Joanne Wuensch with BMO. Please proceed.

Joanne Wuensch - BMO - Analyst

Thank you for taking my question. Two parts, first, you keep talking about Vascular, Vascular, I’m going to assume that includes Peripheral and Neurovascular. The Neurovascular business at ev3 was probably its gem, in my opinion at least. Can you give some comment on how much that may have weighed in versus the Peripheral part?

Joe Woody - Covidien Plc - President, Vascular Therapies

This is Joe Woody. I think it was very attractive for us because of their developments in the ischemic stroke marketplace, certainly flow diversion, the new launch of the Axiom coils and the fact that they’re taking share at a very rapid rate. It’s a very strong business with lots of momentum.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Joanne Wuensch - BMO - Analyst

And then the second part of this is that you talked about keeping people. I’m going to assume that means keeping senior management and the sales force in place. Are they make-hole provisions or some type of provision to keep any key participants? Thank you.

Joe Woody - Covidien Plc - President, Vascular Therapies

Well, I think just, as Rich outlined, we’re very impressed by the ev3 team and what they’ve been able to execute and deliver so we’re anxious to keep as many people as possible. I’ll leave it at that for now, unless either Rich or Cole —?

Rich Meelia - Covidien Plc - Chairman, President and CEO

Yes, just, the sales people will not be touched and the senior operating team, for sure, we absolutely want to keep. This is a platform deal for us, so to speak, and we’d like to look to this management team to build the business like we had our Surgical Team, our Respiratory Team, our Energy Team build their businesses. So that’s probably the best way to think about.

Joanne Wuensch - BMO - Analyst

Thank you.

Operator

The next question comes from the line of Josh Jennings with Jefferies & Company. Please proceed.

Joshua Jennings - Jefferies & Co - Analyst

Good morning, gentlemen, thanks for taking the questions. Just, first, if you just comment on how you foresee the integration process going forward in terms of duration and when you feel it could be fully integrated. And I’ll just start with that.

Joe Almeida - Covidien Plc - President, Medical Devices

Josh, the integration process will proceed once the deal is closed. We are not ready to disclose any details of the integration. We believe that, like Joe Woody just mentioned and Rich actually underscored, that we’re very impressed with the team there. So our ability now is to — our integration is more focused how to keep them engaged, how to continue to deliver on the good results that the company has delivered in the past. So I think at this point this would be our take.

Joshua Jennings - Jefferies & Co - Analyst

And then, just in terms of integration, are you going to be focused on integrating ev3 through the process of vetting the transaction, obviously, probably evaluate other assets? How should we think about the development of your Vascular business going forward? Are you pretty content with the product portfolio, like you said, or are you looking at other further bolt-ons going forward over the next year to two to complement this transaction and building out of the Vascular business? Thanks a lot.

Joe Woody - Covidien Plc - President, Vascular Therapies

Josh, this is Joe Woody. Thanks. One of the most exciting things about this for our business is the platform itself and, certainly, there are opportunities, whether they be licensing opportunities or bolt-ons or own development to create leverage in the outer years, so that’s absolutely part of our strategy.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Cole Lannum - Covidien Plc - VP, IR

Thanks, Josh. Next question, please.

Operator

Your next question comes from the line of Michael Matson with Wells Fargo Securities. Please proceed.

Michael Matson - Wells Fargo Securities - Analyst

Thanks. I know it’s early days here, but I was wondering, just for modeling purposes, if you could give us any sense of what portion of the purchase price will end up allocated to intangible assets. I know with other deals I’ve seen in MedTech it seems like it’s typically in the 40% range, which would be about $1b in this case. Is that a reasonable estimate? And then what is the timeframe that that would be amortized over?

Rich Meelia - Covidien Plc - Chairman, President and CEO

Probably in our model we have it a little higher than that, and we have to go through and refine all of that and make our final judgments with valuation experts and things like that, but we’ve modeled a little bit higher than that in our model. And typically the amortization period is allocated to a number of different assets for different lines but, generally, over the 12 to 15-year timeframe for the overall amortization [of that intangible].

Michael Matson - Wells Fargo Securities - Analyst

Okay. And then my second question is just around the integration. And I realize that, again, it’s early days, but is the plan to keep the ev3 headquarters in Minnesota? And would there be any movement of any of your other Vascular products into the business, or is it going to pretty much remain a standalone entity with its own sales force and own management and so forth?

Rich Meelia - Covidien Plc - Chairman, President and CEO

The plan is to keep the facility operating in Minnesota; we have no plans to move that. I would imagine over time, as we look to buy other — or are interested in other opportunities you could see things folded into that business. But there’s absolutely no plan whatsoever to move anything out of Minnesota.

Michael Matson - Wells Fargo Securities - Analyst

All right, thanks.

Cole Lannum - Covidien Plc - VP, IR

Thanks, Mike. Next question, please.

Operator

Your next question comes from the line of Kristen Stewart with Credit Suisse. Please proceed.

Kristen Stewart - Credit Suisse - Analyst

Thanks for taking the question. I guess to Cole’s earlier comment with respect to slowing growth, can you just comment maybe on where some of the areas where you do expect the strength of the underlying business to help offset this current year’s dilution associated with this deal? Are

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

we seeing it kind of a rebound within Devices? Is it just better operating performance within Imaging? Can you just help us understand how you’re doing that?

Cole Lannum - Covidien Plc - VP, IR

Kristen, at this point, mid quarter, we wanted to give you a little bit of a snapshot of things, given that fact that we were having the call already, but we prefer not to say anything beyond what we’ve already stated as far as details go.

Kristen Stewart - Credit Suisse - Analyst

Okay, so no clarity on what specifically is giving increased confidence to offset dilution?

Cole Lannum - Covidien Plc - VP, IR

I would just refer you back to the comments we made on April 21 and the guidance we gave at that time, which I believe is consistent with a rebound in growth rates across the businesses in the second half of the year.

Kristen Stewart - Credit Suisse - Analyst

Okay. And then maybe, Chuck, just in terms of the deal dynamics, in terms of accretion/dilution, can you maybe help us just understand how maybe some of the changes in accounting relative to where — if this deal had closed two years ago what the incremental — like if you had in-process R&D’d a write-off, maybe what the incremental amortization per year would be?

Chuck Dockendorff - Covidien Plc - CFO

I haven’t calculated FPs related to in process R&D, but it would certainly have a significant impact because we would be — under the old accounting methods we would have valued the in-process research and development and would have written that off. And now that, as you know, is getting capitalized and will be amortized as the new projects are launched, or either written-off as programs are stopped and so on.

I [didn’t concur] it with the old accounting. We’re just living with the new accounting and we assess the deal based on that. But I think the most important thing to think about is the amortization in these deals certainly is a significant component of it, and that gives some of the reasons why we give ranges within the EPS dilution guidelines.

But to go back to the valuations of these businesses, it really is critical to make sure you look at the cash-on-cash returns, the internal rate of return, and we have a very disciplined strategy around looking at that. And so the amortization, while it does impact earnings per share, does not impact those specific returns that you look and value the transactions on, and that’s the most critical component of it.

Kristen Stewart - Credit Suisse - Analyst

Will you guys be breaking out amortization on a go-forward basis with the regular quarterly earnings reports, or will we have to the wait for the Qs to get all those details?

Cole Lannum - Covidien Plc - VP, IR

At this point we don’t plan on changing any of the reporting that we’ve done historically, Kristen.

Kristen Stewart - Credit Suisse - Analyst

All right thanks.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Operator

The next question comes from the line Glenn Novarro with RBC Capital Markets. Please proceed.

Glenn Novarro - RBC Capital Markets - Analyst

Thank you for taking my questions. Just another quick question on modeling. One of the levers in the model over the next couple of years is a continued lowering of the tax rate, but it sounds to me like the tax rate for fiscal ‘11 will be above fiscal 2010. Is that correct, or is it the tax rate comes down in 2011 but a little bit less so that what we’ve seen in previous years? Thanks.

Chuck Dockendorff - Covidien Plc - CFO

We’ve got a lot of moving pieces here between some of the divestments we’re doing and Baker and also this acquisition, and we have made estimates on these things. We really do not want to give guidance on our 2011 tax rate at this time. I would tell you, though, that we continue to see opportunities for reduction and we continue to see planning opportunities within that realm and there’ll be further planning opportunities within ev3 itself. So beyond those comments I really wouldn’t want to comment on the tax rate going forward.

Cole Lannum - Covidien Plc - VP, IR

The one thing I would say, Glenn, and I think we said this in the presentation, everything else being equal this transaction does put upward pressure on the tax rate, but how much that is, where is the magnitude, where it’s all going to all fall out, we don’t want to comment on.

Glenn Novarro - RBC Capital Markets - Analyst

And then it reverses in 2012 where the tax rate should move lower. Is that correct?

Chuck Dockendorff - Covidien Plc - CFO

Some of the synergies are in our modeling to reduce the tax rate lower in those years. Yes, that’s true.

Glenn Novarro - RBC Capital Markets - Analyst

Okay, thank you.

Cole Lannum - Covidien Plc - VP, IR

Next question, please.

Operator

Your next question comes from the line of ThomasKouchoukos with Stifel Nicolaus. Please proceed.

Cole Lannum - Covidien Plc - VP, IR

Morning, Tom.

Thomas Kouchoukos - Stifel Nicolaus - Analyst

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Morning, guys. Just on the OUS, I know you said there were a whole lot of synergies, but looking at the Vnus deal Vnus has no OUS presence, ev3 obviously is very good outside the United States. Is there anything that you think in terms of emerging markets, I know they’re strong in some of the emerging markets, that could either benefit the existing Covidien products or where you see synergies in markets that are relatively untapped at this point?

Joe Woody - Covidien Plc - President, Vascular Therapies

So, Tom, this is Joe Woody. In terms of our global infrastructure we definitely think that that brings a lot to the table in terms of back-office infrastructure, but in some cases that’s around regulatory and reimbursement, health economics. And we talked about the PACE program, especially where you have these new emerging areas where we’re going to be looking to things like carotid stenting and [drug moving] balloons [mid] stroke, flow diversion. In general, and I’ll have Joe Almeida maybe talk about this, we also have investment into Asia that I think will also enhance this acquisition. So, Joe?

Joe Almeida - Covidien Plc - President, Medical Devices

Yes. We see the ability of our back office in the emerging markets to support our accelerated probably a go-directly strategy in those regions of the world that ev3 may have a more cautious plan. So I think we are investing in the emerging markets, primarily in Asia, and we’re probably going to see some of the benefits of that investment with ev3.

Thomas Kouchoukos - Stifel Nicolaus - Analyst

Okay, great. Thank you, guys.

Cole Lannum - Covidien Plc - VP, IR

Operator, we’re getting close to the top of the hour and we have time for maybe one or two more questions before we draw to an end.

Operator

Thank you. The next question comes from the line of Sachin Shah with Capstone Global Markets. Please proceed.

Sachin Shah - Capstone Global Markets - Analyst

Hi, good morning. I just want to follow up as far as the background on the merger. You said it’s a competitive process, so is it fair to say that there were other bidders in the process and you basically won out? That’s the first part.

The second part of the question is did you mention that you do need EC approval aside from HSR?

Cole Lannum - Covidien Plc - VP, IR

Sure. So, in addition to what we’ve said so far we’re not going to make any other comment on the process, so you’ll have to wait until the tender offer has been filed. And, yes, there is European approval that’s required.

Sachin Shah - Capstone Global Markets - Analyst

Okay. And you’re going to file both of them pretty much simultaneously in the next few days?

Cole Lannum - Covidien Plc - VP, IR

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

The filing for approval will be filed over the next week or two.

Sachin Shah - Capstone Global Markets - Analyst

Okay, great. Thank you. Have a great day.

Operator

Your next question comes from the line of [Charles Hath] with [Dotree and Company]. Please proceed.

Charles Hath - Dotree & Co. - Analyst

Hi, thanks for taking my question. I had a question regarding how you’re valuing ev3’s Neurovascular business. It represents about 40% of total revenues at ev3. And I think you mentioned earlier in the prepared remarks that you were forecasting 10% to 12% market growth for Neurovascular. And when you look historically, 2008/2009, ev3 did 27% and 28% growth; they did 44% last quarter. And their public comments have said that they think the market is growing north of 15%, so I’m just wondering why your assumption is 10% to 12%, given all this data.

Rich Meelia - Covidien Plc - Chairman, President and CEO

What we’ve done is there are a lot of emerging areas, as you’re well aware, in Neurovascular and they primarily are ischemic stroke and flow diversion. So as these technologies are adopted over time and protocols are changed and the studies come out, we were conservative with our approach to just how fast that might come to fruition.

Cole Lannum - Covidien Plc - VP, IR

I might also add, you see this from time to time, there can sometime — part of this can come from different time periods that you’re looking at as well as definitions of the market. In no way are we trying to say that ev3’s estimates are in any way inaccurate. This is just our slice of looking at things.

Charles Hath - Dotree & Co. - Analyst

And your assumption assumes that there is a US approval for their pipeline product?

Rich Meelia - Covidien Plc - Chairman, President and CEO

Yes, in the outer years.

Charles Hath - Dotree & Co. - Analyst

Okay.

Rich Meelia - Covidien Plc - Chairman, President and CEO

The thing I would add too is that they have launches that are ongoing and then you also have competitive responses over time too which we factor in.

Charles Hath - Dotree & Co. - Analyst

Okay. Thank you.

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FINAL TRANSCRIPT

Jun 01, 2010 / 12:00PM GMT, COV - Covidien Announces Definitive Agreement to Acquire ev3 Inc.

Cole Lannum - Covidien Plc - VP, IR

Operator, we have time for one more question and then we need to wrap up.

Operator

The final question comes from the line of Drew Figdor with [Tightman]. Please proceed. Mr. Vigdor, your line is open.

Cole Lannum - Covidien Plc - VP, IR

Assuming that he or she has dropped off the line, why don’t we go ahead and wrap up.

Starting at nine o’clock Eastern Time tomorrow, a replay of the call will be available. Additionally, the replay will be available on our corporate website, covidien.com, at the same time. For members of the media who have listened to the call and have additional questions, please contact Eric Kraus our Head of Corporate Communications. For analysts having more detailed question involving non-material information, both Ryan and I will be available to take your calls. Thank you and have a great day.

Operator

Thank you for your participation in today’s conference. This concludes our presentation. You may now disconnect.

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